UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 6, 2012

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item

1.	Press release

Item 1

AVG Reports Fourth Quarter and Fiscal Year 2011 Financial Results

Revenue Grows 29% in Q4 and 25% in Fiscal Year; Non-GAAP Unlevered Free Cash Flow Reaches $89.6 million and Net Cash Provided by Operating Activities Reaches $82.9 million in Fiscal Year

AMSTERDAM, March 6, 2012 / PRNewswire / — AVG Technologies N.V. (NYSE: AVG) today reported results for the fourth quarter and fiscal year ended December 31, 2011.

Revenue for the fourth quarter of 2011 was $74.3 million, compared with $57.4 million for the fourth quarter of fiscal 2010, an increase of 29 percent. For the fiscal year 2011, revenue was $272.4 million, compared to $217.2 million reported in fiscal year 2010, an increase of 25 percent.

Net income for the fourth quarter of 2011 was $0.8 million, compared to net income of $10.1 million in the fourth quarter a year ago. Reduced net income in the fourth quarter of 2011 reflects increased investment in new products and initiatives intended to drive long-term growth, certain professional costs including those related to AVG’s conversion to U.S. GAAP and controls based assessments related to its IPO and future public reporting, interest costs, the impact of the deferred tax asset release, the impact of acquisition accounting for TuneUp and the payment to AVG’s German distributor in connection with the settlement of pre-existing relationships between the parties. These increased costs were offset by optimization of AVG’s revenue streams in the security business. Loss per diluted ordinary share was $(0.03) for the fourth quarter of 2011, as compared to earnings per diluted ordinary share of $0.16 in the fourth quarter of 20101.

Non-GAAP adjusted net income for the fourth quarter of 2011 was $10.9 million, resulting in $0.21 per diluted share2. This compares to non-GAAP adjusted net income of $13.4 million, resulting in $0.26 per diluted share, for the same period of the prior year. Reduced non-GAAP adjusted net income in the fourth quarter of 2011 reflects increased investment in new products and initiatives intended to drive long-term growth, certain professional costs including those related to AVG’s conversion to U.S. GAAP and controls based assessments related to its IPO and future public reporting, interest costs, the impact of the deferred tax asset release and the impact of acquisition accounting for TuneUp. These increased costs were offset by optimization of AVG’s revenue streams in the security business. Non-GAAP results for the fourth quarter of 2011 exclude $3.4 million in share-based compensation expense, $1.9 million in acquisition amortization and $3.7 million relating to an acquisition adjustment and reflect a $1.2 million adjustment to normalize to a tax rate of 14 percent.

Net income for fiscal year 2011 was $100.4 million, resulting in $1.69 per diluted ordinary share, compared to net income of $57.9 million, resulting in $0.99 per diluted ordinary share, in fiscal year 2010.

Non-GAAP adjusted net income for fiscal year 2011 was $56.5 million, resulting in $1.11 per diluted share. This compares to non-GAAP adjusted net income, of $66.2 million, resulting in $1.31 per diluted share, reported in 2010. Non-GAAP results for fiscal year 2011 exclude $6.4 million in share-based compensation expense, $4.5 million in acquisition amortization and $3.7 million relating to an acquisition adjustment and reflect a $58.5 million adjustment to normalize to a tax rate of 14 percent.

[1]	Earnings (loss) per diluted ordinary share exclude preference dividends and earnings attributable to preference shares.
[2]

Non-GAAP adjusted net income per non-GAAP diluted share is calculated based on adjusted net income including earnings attributable to preference shares. For further details, see the reconciliation note at the end of this press release.

Deferred revenue as of December 31, 2011 was $151.1 million, an increase of $15.7 million, or 12 percent, compared to $135.4 million at December 31, 2010, and an increase of $10.9 million, or 8 percent, compared to $140.2 million at September 30, 2011. Cash and cash equivalents totaled $60.7 million as of December 31, 2011.

AVG generated $20.2 million in cash from operating activities in the fourth quarter of 2011, and $24.4 million in non-GAAP unlevered free cash flow, an increase of 24 percent over the same period of the prior year. For the fiscal year, AVG generated $82.9 million in cash from operating activities and $89.6 million in non-GAAP unlevered free cash flow, an increase of 18 percent over fiscal year 2010. For the fiscal year, this equates to a 33 percent revenue to non-GAAP unlevered free cash flow conversion rate. In the fourth quarter of 2011 and in full year 2011, AVG made a $3.2 million adjustment (net of tax) to non-GAAP unlevered free cash flow associated with its acquisition of its German distributor.

“Our fourth quarter results capped a year of solid execution across AVG’s business where we continued to grow our customer base, increase revenue per active user, diversify our product portfolio and advance our disruptive business model,” stated J.R. Smith, chief executive officer of AVG. “During the year, we continued to successfully evolve our business beyond “freemium” computer security through the enhancement of our portfolio of products to include, amongst other things, system tune-up as well as tablet and mobile phone security suites. This has enabled AVG to deliver on its promise to provide true “Peace of Mind” products and services to its customers. At AVG we engage customers by simplifying, optimizing and securing their computers, mobile devices and online experiences and in so doing, we’ve created a platform through which AVG has become a more relevant and important part of our customers’ lives.”

Financial Outlook

Based on information available as of March 6, 2012, AVG is providing financial guidance for the first quarter and fiscal year 2012.

For the quarter ending March 31, 2012:

•	Revenue is expected to be in the range of $76.0 million to $78.0 million.

•	Net income is expected to be in the range of $4.0 million to $5.0 million.

•	Non-GAAP adjusted net income is expected to be in the range of $10.0 million to $11.5 million.

AVG’s expectation of non-GAAP adjusted net income for the first quarter of 2012 excludes share-based compensation expense, acquisition amortization and the assumed tax effects of such adjustments. The company assumes a tax rate of 14 percent. For the purpose of calculating US GAAP EPS in the first quarter, the company would assume approximately 47 million weighted average shares outstanding. For the purpose of calculating non-GAAP EPS in the first quarter, the company would assume approximately 54 million shares. The difference of 7 million shares primarily reflects the preference shares only being recognized for part of the period under US GAAP as they converted to ordinary shares at the time of the company’s Initial Public Offering.

For the fiscal year 2012 ending December 31, 2012:

•	Revenue is expected to be in the range of $317.0 million to $325.0 million.

•	Net income is expected to be in the range of $30.0 million to $33.0 million.

•	Non-GAAP adjusted net income is expected to be in the range of $52.0 million to $55.0 million.

•	Non-GAAP unlevered free cash flow is expected to be in the range of $100.0 million to $104.0 million, with operating cash flow expected to be in the range of $99 million to $103 million.

AVG’s expectation of non-GAAP adjusted net income for the fiscal year 2012 excludes share-based compensation expense, acquisition amortization and assumes a tax rate of 14 percent. For the purpose of calculating US GAAP EPS for 2012, the company would assume approximately 54 million weighted average shares outstanding. For the purpose of calculating non-GAAP EPS for 2012, the company would assume approximately 55.5 million shares. The difference of 1.5 million shares primarily reflects the preference shares only being recognized for part of the year under US GAAP as they converted to ordinary shares at the time of the company’s Initial Public Offering.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its fourth quarter financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941-1427 (United States and Canada) or +1 (480) 629-9664 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through March 13, 2012 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), (conference passcode required: 4516822#).

Use of Non-GAAP Financial Information

This press release includes the following supplemental non-GAAP financial measures: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles. In particular, adjusted net income, adjusted net income per diluted share and unlevered free cash flow should not be considered as measurements of the company’s financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the company’s liquidity. Adjusted net income, adjusted net income per diluted share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG’s results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted share and unlevered free cash flow as financial measures are:

•

they do not reflect the company’s future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;

•	except in the case of free cash flow, they do not reflect changes in, or cash requirements for, the company’s working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the company’s debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in AVG’s industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the company’s non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the company’s core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the company’s core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the company’s performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of U.S. GAAP to non-GAAP Financial Measures.” All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, non-GAAP adjusted net income per share and non-GAAP unlevered free cash flow for the three-month period ending March 31, 2012 and/or the fiscal year ending December 31, 2012. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the company’s growth strategies; changes in the company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the company’s active users; the termination of or changes to the company’s relationships with its partners and other third parties; the company’s plans to launch new products and online services and monetize its full user base; the company’s ability to attract and retain active and subscription users; the company’s ability to retain key personnel and attract new talent; the company’s ability to adequately protect its intellectual property; flaws in the company’s internal controls or IT systems; the company’s geographic expansion plans; the anticipated costs and benefits of the company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Registration Statement on Form F-1, particularly under the heading “Risk Factors.”

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the company’s report on Form 20-F. The company’s results of operations for the fourth quarter and full year ended December 31, 2011 are not necessarily indicative of the company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of our website at http://investors.avg.com. Information on our website is not part of this release. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to approximately 108 million active users as of December 31, 2011 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

AVG Technologies N.V.

Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2010	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$63,146	$60,740
Trade accounts receivable, net	24,978	25,363
Inventories	523	883
Deferred income taxes	17,608	18,394
Prepaid expenses and other current assets	5,491	17,158

Total current assets	111,746	122,538
Property and equipment, net	10,346	12,436
Deferred income taxes	9,203	59,750
Intangible assets, net	8,294	35,035
Goodwill	33,919	71,367
Investment in equity affiliate	754	511
Investments	—	9,750
Other assets	1,695	248

Total assets	$175,957	$311,635

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,244	$11,035
Accrued compensation and benefits	12,514	15,941
Accrued expenses and other current liabilities	18,219	30,878
Current portion of long term debt	—	41,125
Income taxes payable	2,789	4,161
Deferred revenue	107,214	120,269

Total current liabilities	145,980	223,409
Long-term debt	1,050	184,315
Deferred revenue, less current portion	28,213	30,839
Other non-current liabilities	1,474	3,397

Total liabilities	$176,717	$441,960

Class D preferred shares	191,954	191,954
Ordinary shares	476	476
Additional paid-in capital (Distributions in excess of capital)	(202,320)	(388,225)
Accumulated other comprehensive income (loss)	(1,572)	(6,324)
Retained earnings	10,702	71,794

Total shareholders’ deficit	(192,714)	(322,279)

Total liabilities, preferred shares and shareholders’ deficit	$175,957	$311,635

AVG Technologies N.V.

Condensed Consolidated Statements of Comprehensive Income

(In thousands, except share data and per share data)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Revenue:
Subscription	$41,487	$45,583	$166,904	$175,654
Platform-derived	15,941	28,716	50,314	96,738

Total revenue	57,428	74,299	217,218	272,392

Cost of revenue:
Subscription	6,950	6,087	26,686	23,374
Platform-derived	492	1,332	2,293	7,849

Total cost of revenue	7,442	7,419	28,979	31,223

Gross profit	49,986	66,880	188,239	241,169
Operating expenses:
Sales and marketing	19,555	23,029	58,562	76,933
Research and development	6,634	10,530	23,364	35,008
General and administrative	11,312	24,726	40,683	60,710

Total operating expenses	37,501	58,285	122,609	172,651

Operating income	12,485	8,595	65,630	68,518
Other income (expense), net	345	(4,826)	1,722	(17,104)

Income before income taxes and loss from investment in equity affiliate	12,830	3,769	67,352	51,414
Benefit (Provision) for income taxes	(2,646)	(2,952)	(9,394)	49,260
Loss from investment in equity affiliate	(46)	(62)	(46)	(242)

Net income	10,138	755	57,912	100,432

Comprehensive income/(loss)	$9,508	$(1,087)	$56,178	$95,680
Net income	$10,138	$755	$57,912	$100,432
Preferred share dividends	(1,803)	(1,802)	(7,210)	(7,208)
Distributed and undistributed earnings to preferred shares	(2,084)	—	(12,676)	(27,513)

Net income/(loss) available to ordinary shareholders	$6,251	$(1,047)	$38,026	$65,711

Earnings (loss) per ordinary share - basic	$0.17	$(0.03)	$1.06	$1.83
Earnings (loss) per ordinary share - diluted	$0.16	$(0.03)	$0.99	$1.69
Weighted-average shares outstanding - basic	36,000,000	36,000,000	36,000,000	36,000,000
Weighted-average shares outstanding - diluted	38,783,300	36,000,000	38,585,664	38,974,953

AVG Technologies N.V.

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
OPERATING ACTIVITIES:
Net income	$10,138	$755	$57,912	$100,432
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,276	3,905	7,596	11,849
Share-based compensation	1,925	3,384	6,773	6,396
Deferred income taxes	(726)	(4,220)	(2,902)	(56,217)
Change in the fair value of contingent consideration liabilities	—	826	1,555	425
Amortization of financing costs and loan discount	—	706	—	2,108
Loss from investment in equity affiliate	46	63	46	242
(Gain) loss on sale of property and equipment	(19)	57	16	289

Net change in assets and liabilities, excluding effects of acquisitions:

Trade accounts receivable, net	(4,176)	(4,277)	(5,893)	1,219
Inventories	(188)	(168)	(29)	(293)
Accounts payable and accrued liabilities	5,829	2,068	9,083	3,445
Accrued compensation and benefits	1,737	2,378	4,271	2,677
Deferred revenue	5,989	11,969	7,543	15,006
Income taxes payable	(834)	423	1,524	1,372
Other assets	2,938	3,437	(505)	(4,470)
Other liabilities	1,133	(1,111)	921	(1,569)

Net cash provided by operating activities	26,068	20,195	87,911	82,911

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(6,386)	(3,620)	(11,686)	(11,373)
Proceeds from sale of property and equipment	(8)	(54)	131	46
Cash payments for acquisitions, net of cash acquired	1,150	(9,568)	(2,985)	(48,467)
Purchase of investment in equity affiliate	(800)	—	(800)	—
Purchase of investment in debt securities	—	(9,750)	—	(9,750)

Net cash used in investing activities	(6,044)	(22,992)	(15,340)	(69,544)

FINANCING ACTIVITIES:
Payment of contingent consideration	(571)	(1,438)	(6,252)	(4,222)
Proceeds from long-term debt net of discount	—	—	—	230,285
Debt issuance costs	—	(423)	—	(7,004)
Share issuance costs	—	(4,703)	—	(4,703)
Repayment of revolving credit facility	—	—	—	(1,125)
(Increase) decrease in restricted cash	—	—	(135)	1,333
Dividends paid	(1,803)	(1,802)	(47,210)	(229,893)
Repurchases of share options from employees	—	—	(770)	—

Net cash used in financing activities	(2,374)	(8,366)	(54,367)	(15,329)
Effect of exchange rate fluctuations on cash and cash equivalents	(2,006)	(1,385)	(2,769)	(444)

Change in cash and cash equivalents	15,644	(12,548)	15,435	(2,406)
Beginning cash and cash equivalents	47,502	73,288	47,711	63,146

Ending cash and cash equivalents	$63,146	$60,740	$63,146	$60,740

Supplemental cash flow disclosures:
Income taxes paid	$3,076	$2,044	$11,225	$6,746
Interest paid	$7	$4,457	$23	$13,479

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands, except revenue per average active user data)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Net cash provided by operating activities	$26,068	$20,195	$87,911	$82,911
Less: Payments for property and equipment and intangible assets	(6,386)	(3,620)	(11,686)	(11,373)
Less: Interest income (expense) net (1)	(12)	4,708	(29)	14,861
Adjustment for distributor acquisition (2)	—	3,159	—	3,159

Unlevered free cash flow, adjusted	$19,670	$24,442	$76,196	$89,558

(1)    The tax adjustment for interest income (expense) net in 2011 is based on an assumed tax rate of approximately 10%, which is a blended rate based on internal estimates of what our effective tax rate will be for that period in the Netherlands.

(2) Adjusted for impact of normalized tax rate of 14% for the group.

Revenue	$57,428	$74,299	$217,218	$272,392
Unlevered free cash flow, adjusted	19,670	24,442	76,196	89,558

Cash conversion	34%	33%	35%	33%

Total revenue (in thousands)			$217,218	$272,392
Active users at period end (in millions)			98	108
Average active users (in millions) (1)			98	103

Revenue per average active user			$2.21	$2.65

(1) The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

(In thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Gross profit	$49,986	$66,880	$188,239	$241,169
Add back:
- Share-based compensation	15	4	61	21
- Acquisition amortization	486	953	1,487	2,541

Non-GAAP adjusted gross profit	$50,487	$67,837	$189,787	$243,731

Revenue	$57,428	$74,299	$217,218	$272,392

Non-GAAP adjusted gross profit margin	88%	91%	87%	89%

Operating income	$12,485	$8,595	$65,630	$68,518
Add back:
- Share-based compensation	1,925	3,384	6,773	6,396
- Acquisition amortization	876	1,906	2,951	4,466
- Adjustment for distributor acquisition	—	3,673	—	3,673

Non-GAAP adjusted operating income	$15,286	$17,558	$75,354	$83,053

Revenue	$57,428	$74,299	$217,218	$272,392

Non-GAAP adjusted operating income margin	27%	24%	35%	30%

Net income	$10,138	$755	$57,912	$100,432
Add back:
- Share-based compensation	1,925	3,384	6,773	6,396
- Acquisition amortization	876	1,906	2,951	4,466
- Adjustment for distributor acquisition	—	3,673	—	3,673
- Benefit (provision) for income taxes	2,646	2,952	9,394	(49,260)
Adjusted profit before taxes	15,585	12,670	77,030	65,707
Less: Tax effect(1)	(2,182)	(1,774)	(10,784)	(9,199)

Non-GAAP adjusted net income	$13,403	$10,896	$66,246	$56,508

(1) Adjusted for impact of normalized tax rate of 14%.

Weighted-average shares outstanding - diluted	38,783	39,386	38,586	38,975
Add back: Class D preferred shares	12,000	12,000	12,000	12,000

Non-GAAP fully diluted shares	50,783	51,386	50,586	50,975

Non-GAAP adjusted net income	$13,403	$10,896	$66,246	$56,508

Non-GAAP EPS, diluted	$0.26	$0.21	$1.31	$1.11

Share-Based Compensation

(In thousands)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Cost of Goods Sold	$15	$4	$61	$21
Research and Development	400	97	1,008	1,116
Sales and Marketing	726	335	2,049	949
General and Administrative	784	2,948	3,655	4,310

Share-based compensation	$1,925	$3,384	$6,773	$6,396

Acquisition Amortization

(In thousands)

	Three months ended December 31,		Year ended December 31,
	2010	2011	2010	2011
Cost of Goods Sold	$486	$953	$1,487	$2,541
Research and Development	83	—	332	55
Sales and Marketing	307	953	1,132	1,870

Acquisition amortization	$876	$1,906	$2,951	$4,466

AVG Technologies N.V.

Reconciliation of GAAP Measures to Non-GAAP Measures

Notes to Non-GAAP Adjustments

Tax adjustment

The Company’s profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In particular, the Company’s entry into an innovation tax regime in the Netherlands resulted in a significant tax credit in June 2011, which will be reversed in future periods. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of 14% in its historic financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of 14% is based on a conservative estimate of the Company’s future cash tax rate as well as its recent cash and income statement tax charges. The tax rate reflected on the income statement for 2009 and 2010 was on average approximately 12.7% and the tax paid reflected on the cash flow statement in 2011 was approximately 13% with the tax rate reflected on the cash flow statement over the last 3 years being approximately 17%.

Preference Share Adjustment

During the 2011 fiscal year the Company had 12 million preference shares which were entitled to a preference dividend of approximately $1.8 million per calendar quarter, as well as their pro rata amount of net income assuming distribution to each separate class of shareholder. These shares were excluded from calculations of net income available to ordinary shareholders. At the time of the Initial Public Offering these shares converted to ordinary shares on a 1 for 1 basis, and preference dividends are no longer payable. In order to reflect the underlying income attributable to ordinary shareholders in the non-GAAP calculation of adjusted net income per diluted share, the Company has included net income available to all shareholders, including the holders of preference shares. The Company believes that these non-GAAP adjustments will allow it to present core financial trends more consistently during the periods before and after conversion of the preference shares to ordinary shares.

Adjustment for distributor acquisition

In the quarter ended December 31, 2011, the Company made an adjustment to non-GAAP unlevered free cash flow of $3.2 million (net of tax) related to the purchase of a distributor in the Germany, Austria and Swiss region (the DACH distributor). In total, the Company paid $9.1 million for the DACH distributor including payments of $3.7 million that were ultimately determined to be in connection with the settlement of pre-existing relationships between the parties, separate from the acquisition. The Company believes that the amount attributable to settling the pre-existing relationships of $3.2 million (net of tax) should be excluded from non-GAAP unlevered free cash flow and adjusted net income.

Contacts:

Anne Marie McCauley

Vice President of Investor Relations

annemarie.mccauley@avg.com

Erica Abrams

The Blueshirt Group for AVG

415-217-5864

erica@blueshirtgroup.com

Matt Hunt

415-489-2194

matt@blueshirtgroup.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: March 6, 2012	By:	/s/ John Little
		Name:	John Little
		Title:	Chief Financial Officer and Managing Director